                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3*)


                              FuelCell Energy, Inc.
                        (Formerly Energy Research Corp.)
                                (Name of Issuer)



                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (Title of Class of Securities)



                                  35952H106-000
                                 (CUSIP Number)


                                Vicki Z. Holleman
                          c/o Loeb Partners Corporation
                                   61 Broadway
                               New York, NY 10006
                                 (212) 483-7047
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                October 16, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box []. Note:
Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 35952H106-000


1.     NAME OF REPORTING PERSON:

         Loeb Investors Co. LXXV

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [X]
                                                          (b)  [ ]

3.     SEC USE ONLY:


4.     SOURCE OF FUNDS:    PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):              [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

         503,700 Shares of Common Stock

8.     SHARED VOTING POWER:
         --------

9.     SOLE DISPOSITIVE POWER:

          503,700 Shares of Common Stock

10.   SHARED DISPOSITIVE POWER:
         ---------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          503,700 Shares of Common Stock

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                    [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

             3.3%

14.     TYPE OF REPORTING PERSON:
         PN

CUSIP No.: 35952H106-000

1.     NAME OF REPORTING PERSON:

         Warren D. Bagatelle

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [X]
                                                          (b)  [ ]
3.     SEC USE ONLY:


4.     SOURCE OF FUNDS:    PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):              [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

          359,800 Shares of Common Stock

8.     SHARED VOTING POWER:

          503,700 Shares of Common Stock

9.     SOLE DISPOSITIVE POWER:

          359,800 Shares of Common Stock

10.   SHARED DISPOSITIVE POWER:

               503,700 Shares of Common Stock

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          863,500 Shares of Common Stock

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                    [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         5.6%

14.     TYPE OF REPORTING PERSON:
         IN

Item 1.  Security and Issuer.

                   No change.

Item 2.           Identity and Background.

This statement is filed by the following shareholders of the Issuer:

Shareholder                Common Shares Held                  % of Outstanding*
Loeb Investors Co. LXXV      510,700                                  3.3%

Warren Bagatelle             359,800                                  2.3%
-------------------
* On the basis of 15,369,462 shares outstanding as of 7/31/00.

Loeb Investors Co. LXXV is a New York investment partnership with an address at 61 Broadway, New York, New York 10006. Thomas L. Kempner is its managing partner. Mr. Kempner is majority stockholder of Loeb Holding Corporation, the parent company of Loeb Partners Corporation. Loeb Partners Corporation is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is President and a director and Chief Executive Officer of Loeb Holding Corporation, and of Loeb Partners Corporation. He is a director of the Issuer.

Warren D. Bagatelle is a Managing Director of Loeb Partners Corporation and a director of the Issuer.

All of the individuals named are United States citizens. None of the individuals named, have, within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds

                  No change.


Item 4.           Purpose of Transaction

                  No change.

Item 5.           Interest in Securities of the Issuer

(a) and (b). Reference is made to the answer in Item 2 above.

(c) The reporting persons have made the following sales pursuant to Rule 144 since the Amendment to Schedule 13D dated May 25, 2000.

Loeb Investors Co. LXXV sold 400,000 shares between October 13 and October 26, 2000 at an average price of $83.1637.

Warren D. Bagatelle sold 20,000 shares between October 13, and October 27, 2000 at an average price of $85.0893.

(d) and (e) Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to
                  Securities of the Issuer.

         No change.


Item 7.  Material Filed as Exhibits.

         Exhibits 1 and 2 filed previously.


Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2000

                                            Loeb Investors Co. LXXV


                                            By:_____________________________
                                                 Thomas L. Kempner
                                                  Managing Partner



                                            By:_____________________________
                                                 Warren D. Bagatelle